FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated February 11, 2004

HUNGARIAN TELECOMMUNICATIONS CO. LTD.
(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36-1-458-0437
Tamás Dancsecs, Matáv IR
+36-1-457-6084
Krisztina Förhécz, Matáv IR
+36-1-457-6029
investor.relations@ln.matav.hu
Catriona Cockburn, Citigate Dewe Rogerson
+44-(0)207 282 2924

2003 FULL YEAR RESULTS: FINANCIAL TARGETS MET, LEADING POSITIONS IN THE KEY BUSINESSES MAINTAINED

BUDAPEST – February 11, 2004 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the full year of 2003, according to International Financial Reporting Standards (IFRS).

Highlights:

•

Revenues grew by 2.8% to HUF 607.3 bn (EUR 2,396.2 m) in 2003 compared to 2002 mainly driven by higher mobile and data transmission revenues, partly offset by a decline in revenues from domestic and international traffic, and lower other usage.

•	EBITDA increased by 2.2% to HUF 250.4 bn, with EBITDA margin reaching 41.2%.
•	Gross additions to tangible and intangible assets reached HUF 88.3 bn. Of this, the portion due to the fixed segment reached HUF 38.2 bn, with mobile at HUF 35.5 bn and MakTel reporting HUF 14.6 bn.
•	Fixed line segment: revenues declined by 3.5%; EBITDA margin was maintained at 35.7%.
•

Mobile segment: revenues grew by 9.3% mainly driven by higher traffic, enhanced service revenues and equipment sales. EBITDA margin was 37.4% in 2003. Westel reinforced its leading position with its market share reaching 47.4% at the end of December 2003.

•

International segment: revenues grew by 3.6% with EBITDA margin reaching an impressive 56.4%. Continuous cost-cutting helped to increase EBITDA to HUF 39.5 bn from HUF 36.8 bn in the same period last year.

•

Group operating profit was stable and stood at HUF 122.1 bn although net income declined to HUF 57.5 bn (EUR 226.8 m). This was mainly due to the significant increase in net interest and other charges (due to an increase in net FX losses resulting from the weakening of the forint). In line with its financing strategy, Matáv prepaid its FX denominated EIB loan in the fourth quarter. The cost of the prepayment was at market rates. The transaction resulted in an elimination of FX exposure from the debt portfolio, with the additional benefit of ensuring increased flexibility and transparency of the portfolio.

•

Net cash from operating activities remained stable at HUF 198.1 bn due to a higher EBITDA and favourable changes in working capital requirements (driven mainly by a change in trade payables), partly offset by slightly higher interest paid. Net cash utilized in investing activities fell to HUF 94.7 bn. This was due to lower gross additions to tangible and intangible assets (primarily at MakTel) and the change in capex payables. Net cash used in financing activities amounted to HUF 92.0 bn, mainly explained by an increase in dividends paid to shareholders in 2003.

•

Net debt has been reduced by HUF 73.1 bn since the end of December 2002 resulting in a lower net debt ratio (net debt to net debt plus equity plus minority interest) of 31.6% compared to 38.8% at the end of the fourth quarter in 2002.

Elek Straub, Chairman and CEO commented: “Reporting today 2.8% revenue growth, an EBITDA margin of 41.2% and gross additions to tangible and intangible assets at 88.3 billion forints, shows that we have successfully achieved our financial targets for 2003. In the fixed line segment, by the end of the year, we achieved a noticeable reduction in the line erosion. A further significant success was the installation of over 100,000 ADSL lines by the end of December. In the mobile business, Westel maintained its leading position despite facing strong competition. Finally our international subsidiary, thanks to efficiency improvements and rigorous cost control, reported another successful year in 2003. In 2004, we will continue our headcount rationalisation steps. By end of the year, we aim to reduce Group level headcount by almost 400 compared to the closing figure for 2003. In terms of the overall outlook for the full year 2004, under the current regulatory environment, we anticipate that revenues at Matáv Group will be in the region of 600 billion forints. We are targeting an EBITDA margin in the region of 40% for full year 2004. Planned gross additions to tangible and intangible assets for 2004 excluding UMTS related additions and potential acquisitions are around 90 billion forints. Depreciation and amortisation is likely to be in the range of 133-135 billion forints this year. In addition, by end-2004 we aim to stop net fixed line erosion maintaining end-2003 levels of line numbers. Looking further ahead, Matáv is now finalising its mid-term strategic plan and targets and expects to announce further details in due course.”

Fixed line: Reduced line erosion, over 100,000 ADSL lines, attractive new packages

Fixed line revenues fell to HUF 324.6 bn with EBITDA margin at 35.7%. Domestic and international traffic revenues combined fell by 7.8%. At the same time, leased line and data revenues continued to grow, and were up by 15.4%, driven by volume growth in ADSL and increased Internet subscribers. Matáv’s fixed line penetration was down slightly at 37.7% (from 38.4% a year ago) with a 1.8% reduction in the total number of lines. At the same time, line number erosion slowed. The total number of lines remained more or less stable, falling by only 0.2% in the fourth quarter. By the end of 2003, 18.6% of Matáv’s total fixed lines were ISDN channels. Customised tariff packages represented almost half of the total number of lines with more than 1.4 million lines for these packages at the end of December 2003. The Company fulfilled its target for the year with 103,564 ADSL lines by the end of 2003, more than three times the respective figure for year-end 2002. Matáv’s Internet subsidiary, Axelero, retained its leading position among ISPs in the dial-up market with a market share of around 44%. The Group had a total of 210,680 Internet subscribers at the end of December 2003 (up by 40.5% year-on-year).

Mobile: improved customer retention and stable market position

Mobile revenues increased by 9.3%. EBITDA increased by 8.1% to HUF 94.9 bn, while the EBITDA margin was 37.4%. Westel preserved its leading position in a strongly competitive market with a 47.4% market share, whilst GSM penetration reached 78.5% at end-2003. Westel’s customer base was 3.8 million by the end of the year 2003. At the end of the fourth quarter, the number of post-paid customers increased to 26.1% of the total customer base, compared with 25.0% at end-2002. Average acquisition cost per customer fell by 8.4% to HUF 12,353 in 2003 from HUF 13,490 a year earlier. When calculating subscriber acquisition cost, we include the connection margin (connection fee less the SIM card cost) and the sales related equipment subsidy and agent fee. MOU (monthly average minutes of use per subscriber) grew continuously in each quarter of 2003, resulting in a MOU of 114 for the full year. ARPU (monthly average revenue per user) was HUF 5,261 in 2003. The revenue derived from enhanced services (mainly SMS) grew to HUF 585 (11.1% of total ARPU), showing a steady development compared to HUF 549 (9.6% of total ARPU) in the same period last year. The churn rate in the post-paid segment was successfully kept at the relatively low level of 12.0% in 2003. The churn rates at both pre-paid and post-paid segments showed a continuous decline during the quarters in this year.

International: solid financials in 2003

International revenues grew by 3.6% to reach HUF 70.0 bn in 2003. As a result of higher subscription fees for analog lines, subscription revenues rose, as did domestic traffic revenues. However, these were partially offset by a fall in international traffic revenues. At the same time, MakTel achieved effective cost control throughout the year. Volume-related expenses, such as payments to other network operators were also reduced. As a result, EBITDA improved by 7.3% to reach HUF 39.5 bn with a strong EBITDA margin of 56.4%. Fixed line penetration in Macedonia was around 29%, and mobile penetration rose to 29% at the end of the year compared to 18% in 2002. The number of fixed line customers grew to 619,236, up by 4.2% from the previous year’s figure. Within this, analog subscribers grew moderately by 2.3% to 584,714. ISDN channels, however, showed a more pronounced, 54.5% growth to 34,522. The mobile customer base rose by 42.9% to 523,664.

MakTel’s mobile market share stood at 86% at end-2003. The number of Internet subscribers at the end of the fourth quarter of 2003 reached 49,040 (up by 43.3% year-on-year).

About Matáv

Matáv is the principal provider of telecom services in Hungary. Matáv provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiaries is Hungary’s largest mobile telecom provider. Matáv also holds a majority stake in Stonebridge Communications AD, which controls MakTel, the sole fixed line and the leading mobile operator in Macedonia. Key shareholders of Matáv as of December 31, 2003 include MagyarCom GmbH, owned by Deutsche Telekom AG (59.21%). The remainder, 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission.

For detailed information on Matáv’s 2003 full year results please visit our website:

(www.ir.matav.hu/english) or the website of the Budapest Stock Exchange (www.bse.hu).

MATÁV

Consolidated Balance Sheets – IFRS

(HUF million)

	Dec 31, 2002	Dec 31, 2003	Dec 31, 2002 - Dec 31, 2003 % change
	(Unaudited)	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	8 851	22 132	150.1%
Financial investments	447	494	10.5%
Receivables	88 921	94 909	6.7%
Inventories	13 063	9 997	(23.5)%
Assets held for disposal	2 285	3 612	58.1%
Total current assets	113 567	131 144	15.5%

Property, plant and equipment	645 087	620 990	(3.7)%
Intangible assets	295 199	289 234	(2.0)%
Associates and other long term investments	11 226	9 411	(16.2)%
Total fixed assets	951 512	919 635	(3.4)%

Other non current assets	12 372	8 058	(34.9)%

Total assets	1 077 451	1 058 837	(1.7)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Loans and other borrowings	228 340	192 936	(15.5)%
Derivatives	3 993	87	(97.8)%
Trade and other payables	101 857	101 373	(0.5)%
Deferred revenue	2 722	1 971	(27.6)%
Provisions for liabilities and charges	11 150	6 499	(41.7)%
Total current liabilities	348 062	302 866	(13.0)%

Loans and other borrowings	145 667	121 344	(16.7)%
Deferred revenue	4 456	2 475	(44.5)%
Provisions for liabilities and charges	1 040	0	(100.0)%
Deferred tax liability	2 646	1 768	(33.2)%
Other non current liabilities	0	0	n.a.
Total non current liabilities	153 809	125 587	(18.3)%

Minority interests	59 436	70 274	18.2%
Shareholders’ equity
Common stock	104 281	104 281	0.0%
Additional paid in capital	27 382	27 382	0.0%
Treasury stock	(4 488)	(3 842)	(14.4)%
Retained earnings	388 969	432 289	11.1%
Total shareholders’ equity	516 144	560 110	8.5%

Total liabilities and shareholders’ equity	1 077 451	1 058 837	(1.7)%

MATÁV

Consolidated Income Statements - IFRS

(HUF million)

	Year ended Dec 31,
	2002	2003	% change
	(Unaudited)	(Unaudited)
Revenues

Subscriptions, connections and other charges	98 050	97 541	(0.5)%
Domestic traffic revenue	118 812	112 201	(5.6)%
Other usage	15 024	10 735	(28.5)%

Domestic telecommunications services	231 886	220 477	(4.9)%

International traffic revenues	27 076	22 354	(17.4)%

Mobile telecommunications services	178 492	200 385	12.3%

Revenues from international activities	67 330	69 764	3.6%

Leased lines and data transmission	34 142	39 262	15.0%

Other revenues	51 659	55 010	6.5%

Total revenues	590 585	607 252	2.8%

Employee related expenses	(89 264)	(87 920)	(1.5)%
Depreciation and amortization	(122 741)	(128 334)	4.6%
Payments to other network operators	(81 078)	(84 449)	4.2%
Cost of telecommunications equipment sales	(39 744)	(40 811)	2.7%
Other operating expenses	(135 518)	(143 674)	6.0%

Total operating expenses	(468 345)	(485 188)	3.6%

Operating profit	122 240	122 064	(0.1)%

Net interest and other charges	(27 919)	(40 002)	43.3%

Share of associates’ results before income tax	691	963	39.4%

Profit before income tax	95 012	83 025	(12.6)%

Income tax expense	(13 245)	(13 685)	3.3%

Profit after income tax	81 767	69 340	(15.2)%

Minority interest	(13 639)	(11 865)	(13.0)%

Net income	68 128	57 475	(15.6)%

MATÁV

Consolidated Cash Flow Statement - IFRS

(HUF million)

	Year ended Dec 31,
	2002	2003	% change
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Operating profit	122 240	122 064	(0.1)%
Depreciation and amortization of fixed assets	122 741	128 334	4.6%
Change in working capital	(4 994)	4 834	n.m.
Amortization of deferred income	(3 353)	(2 732)	(18.5)%
Interest paid	(27 259)	(30 063)	10.3%
Commissions and bank charges	(3 296)	(5 364)	62.7%
Net income tax paid	(13 234)	(12 318)	(6.9)%
Other items	6 198	(6 639)	n.m.

Net cash from operating activities	199 043	198 116	(0.5)%

Cash flow from investing activities
Capital expenditure on tangible and intangible assets	(109 988)	(90 788)	(17.5)%
Purchase of subsidiaries and investments	(13 459)	(7 992)	(40.6)%
Cash acquired through acquisitions	0	61	n.a.
Interest received	660	908	37.6%
Dividends received	1 437	575	(60.0)%
Net change in financial assets	(120)	266	n.m.
Proceeds from disposal of fixed assets	1 529	2 269	48.4%

Net cash flow utilized in investing activities	(119 941)	(94 701)	(21.0)%

Cash flow from financing activities

Dividends paid to shareholders and minority interest	(11 437)	(23 507)	105.5%
Net repayments of borrowings	(69 358)	(68 526)	(1.2)%
Proceeds from issue of common stock	4 973	0	(100.0)%
Purchase of treasury stock	(4 403)	0	(100.0)%
Other	171	(2)	n.m.
Net cash flow utilized in financing activities	(80 054)	(92 035)	15.0%

Translation differences on cash and cash equivalents	(314)	1 901	n.m.

Change in cash and cash equivalents	(1 266)	13 281	n.m.

Cash and cash equivalents at beginning of year	10 117	8 851	(12.5)%

Cash and cash equivalents at end of year	8 851	22 132	150.1%

Change in cash and cash equivalents	(1 266)	13 281	n.m.

Summary of key operating statistics

	Dec 31, 2002	Dec 31, 2003	% change
EBITDA margin	41.5%	41.2%	n.a.
Operating margin	20.7%	20.1%	n.a.
Net income margin	11.5%	9.5%	n.a.
ROA	6.2%	5.4%	n.a.
Net debt to total capital	38.8%	31.6%	n.a.

Number of closing lines
Residential	2 055 338	2 012 672	(2.1)%
Business	282 406	261 642	(7.4)%
Payphone	33 316	28 799	(13.6)%
ISDN channels	511 326	527 728	3.2%
Total lines	2 882 386	2 830 841	(1.8)%

Digitalization of exchanges with ISDN	87.1%	89.9%	n.a.
Penetration	38.4%	37.7%	n.a.

Fixed line employees (closing full equivalent, Matáv Rt.)	9 153	8 071	(11.8)%
Total no. of employees (closing full equivalent)	16 114	14 710	(8.7)%
Lines per fixed line employees	314.9	350.7	11.4%
Lines per fixed line employees at Matáv Rt. + Emitel	313.0	347.4	11.0%

Traffic in minutes (thousands) at Matáv Rt.
Domestic	8 820 201	7 958 292	(9.8)%
International outgoing	150 999	138 485	(8.3)%

Emitel line numbers incl. ISDN channels	79 460	78 638	(1.0)%
Emitel domestic traffic (thousand minutes)	179 670	152 614	(15.1)%
Emitel international outgoing traffic (thousand minutes)	2 545	2 253	(11.5)%

Westel 0660 RPCs (Revenue Producing Customers)	23 345	0	(100.0)%
Westel RPCs (Revenue Producing Customers)	3 402 788	3 766 274	10.7%
Total cellular RPCs	3 426 133	3 766 274	9.9%

Westel’s MOU	118	114	(3.4)%
Westel’s ARPU (Average Traffic Rev./RPC/Month)	5 732	5 261	(8.2)%
Westel’s overall churn	14.7%	19.8%	n.a.

Managed leased lines (FLEX-Com connections) *	12 716	11 480	n.a.
ADSL lines	33 951	103 564	205.0%
Internet subscribers	149 962	210 680	40.5%
Cable television customers	338 625	362 366	7.0%

* Please note that from January 1, 2003, FlexCom connections are reported from the billing system, rather than from our technical datawarehouse. Due to the difference in measurements, figures prior to and after January 1, 2003 are not comparable.

Analysis of the Financial Statements for 4Q03 (year ended December 31, 2003)

Exchange rate information

The Euro strengthened by 11.2% against the Hungarian Forint year on year (from 235.90 HUF/EUR on December 31, 2002 to 262.23 HUF/EUR on December 31, 2003). The average HUF/EUR rate increased from 242.97 in 4Q2002 to 253.42 in 4Q2003.

The U.S. Dollar depreciated by 7.7% against the Hungarian Forint year on year (from 225.16 HUF/USD on December 31, 2002 to 207.92 HUF/USD on December 31, 2003.

Analysis of group income statements

Revenues

Revenues from subscriptions, connections and other charges decreased by 0.5% for the year ended December 31, 2003 compared to 2002. Revenues from ISDN connection fees declined, which resulted from the lower number of ISDN gross additions. Analog connection fees also declined despite the significantly higher amount of analog gross additions due to price discounts for new subscribers in 2003. Other charges also decreased mainly as a result of decreased usage of televoting, which was taken over by a new product, drop-charge, the revenue of which is included in other revenues.

These decreases were partly offset by analog subscription fee increases from September 1, 2002 and from February 1, 2003. The ISDN subscription fee revenue also increased in 4Q2003 compared to 4Q2002 due to the higher number of average ISDN connections. In addition, revenues from subscription fees for optional tariff packages like Rhythm, Says a Lot and Chat increased as well. By December 31, 2003, over 1.4 million of lines are subscribed for using customized tariff packages.

Domestic traffic revenue in 4Q2003 amounted to HUF 112.2 bn, compared to HUF 118.8 bn in 4Q2002. This decrease mainly resulted from the 9.7% decline in domestic minutes at Matáv and decreased tariffs from fixed to mobile calls from September 1, 2003. This decrease was partly offset by price increases for local and agglomeration calls on September 1, 2002 and on February 1, 2003.

Revenues from other usage for the year ended December 31, 2003 decreased by 28.5% compared to the same period in 2002. This decrease was mainly attributable to lower fees paid to Matáv Rt. by LTOs and mobiles for long distance and international usage. The decrease is also attributable to a lesser extent to a change in mix of calls in LTO relation (there was less international and more domestic traffic termination, which has a lower per minute interconnection rate) as well as to the overall decrease of interconnection traffic through Matáv’s network because of interconnection contracts concluded between LTOs and mobile service providers.

International traffic revenues decreased to HUF 22.4 bn for the year ended December 31, 2003, compared to HUF 27.1 bn for the same period in 2002. Both outgoing and incoming international revenue show a decrease mainly because of traffic as well as price decreases. Outgoing international traffic measured in minutes decreased by 8.3% at Matáv Rt., while incoming international minutes decreased by 9.3%. The decrease in incoming international traffic was more significant for mobile and LTO terminated traffic, while calls terminated in Matáv areas declined to a lesser extent. Various discounts provided to subscribers of optional tariff packages (Rhythm, Says a Lot, Chat, Halving) also contributed to the lower international revenues. Incoming international traffic revenues were also negatively affected by the stronger HUF against the SDR year over year (HUF/SDR average exchange rates decreased by 5.4% in the year ended December 31, 2003 compared to the same period in 2002).

Revenues from mobile telecommunications services amounted to HUF 200.4 bn for the year ended December 31, 2003, compared to HUF 178.5 bn for the same period in 2002 (a 12.3% increase). The growth mainly resulted from the 20.1% higher Westel average customer base. Prepaid customers accounted for approximately

79.9% of gross additions in the year ended December 31, 2003 and represent 73.9% of total Westel customers as of December 31, 2003.

Increases in the mobile customer base were partly offset by decreased usage per subscriber. Westel’s average usage per customer per month measured in MOU decreased by 3.4% from 118 minutes in 4Q2002 to 114 minutes in 4Q2003.

Westel’s average revenue per user (“ARPU”) decreased by 8.2%, from HUF 5,732 in 4Q2002 to HUF 5,261 in 4Q2003 due to the dilution of customer base as the ARPU of the newly acquired prepaid customers is relatively low. In addition, the proportion of calls within the Westel network with lower per minute fees increased as well, contributing to the lower ARPU.

Within mobile telecommunications services, enhanced services show the highest increase with approximately 31% growth year over year, which represents 11.1% of the ARPU in 2003. This revenue includes primarily short message service (“SMS”) and multimedia messaging service (“MMS”).

Pursuant to the relevant provisions of Decree no. 9/2003 and Decree no. 10/2003, issued by the Ministry of Informatics and Telecommunications at the end of June 2003 and also in accordance with the decision of the Telecommunications Arbitration Council published on July 8, 2003 with regards to the regulation of interconnect charges applicable by Westel for fixed to mobile calls terminating on its network, the relevant interconnect charges were required to be decreased by 10% effective from September 1, 2003 and there was no retrospective impact of these changes.

Revenues from international activities show revenues of MakTel, our subsidiary acquired in 2001. Revenues from international activities increased and reached HUF 69.8 bn for the year ended December 31, 2003. Subscriptions, connections and other charges increased due to price increases as well as volume changes: fixed line subscribers increased by 4.2% year over year. Domestic traffic revenue increased as well as a result of price increases. Revenues from mobile telecommunications services remained stable due to the 42.9% higher customer base year over year, offset by lower MOU and lower tariffs. Revenues from data transmission and leased lines increased due to a growth in Internet revenues resulting from increased number of customers and a newly introduced IP-VPN service. These increases were partially offset by lower outgoing international traffic revenues resulting from decreased usage as well as lower prices and lower incoming international revenues due to strengthening of the MKD against the SDR. Revenues from other services also declined as a result of lower equipment sales revenues at MobiMak, which increased its gross additions, but this was offset by the lower average sales price of phonesets.

Revenues from leased lines and data transmission grew to HUF 39.3 bn for 4Q2003, compared to HUF 34.1 bn for the same period in 2002. This growth was due to the strong increase in the number of ADSL and Internet subscribers. The number of ADSL subscribers grew to 103,564 (from 33,951 at the end of 2002) and the number of Internet connections grew by 40.5% to 210,680 at year-end. The proportion of higher revenue generating leased line and broadband Internet customers significantly grew within the customer base, which also contributed to the revenue growth.

Other revenues amounted to HUF 55.0 bn for the year ended December 31, 2003, compared to HUF 51.7 bn for the same period in 2002. Other revenues include equipment sales, construction, maintenance, cable television, audiotex, telex, telegraph and miscellaneous revenues. The increase in this category is mainly due to the growth in cable TV revenue resulting from the increase in average number of cable TV subscribers and price increases. Equipment sales revenue increase, which also contributed to the growth, is due to higher phoneset upgrades and more expensive sets bought by new customers at Westel.

Operating Expenses

Employee related expenses for the year ended December 31, 2003 amounted to HUF 87.9 bn, compared to HUF 89.3 bn for the same period in 2002 (a decrease of 1.5%). The main driver of the decrease is the lower net provision for severance. In the fourth quarter of 2002 HUF 8.6 bn provision was recorded for severance payments, while in the same period of 2003 HUF 1.0 bn was recognized. This decrease was partly compensated by a 7.0% average wage rate increase at Matáv Rt. from April 1, 2003. In addition, employee related expenses increased strongly at Westel and MakTel mainly due to wage rate increases.

The decrease in the group headcount figure, which fell from 16,114 on December 31, 2002 to 14,710 on December 31, 2003, also contributed to the decrease, although this was partly offset by expense increase due to mix change. Efficiency improvements continued, and resulted in an increased number of lines per fixed line employee, 347.4 at the end of December 2003, compared to 313.0 a year earlier.

Depreciation and amortization increased by 4.6% reaching HUF 128.3 bn in 4Q2003, compared to HUF 122.7 bn for the same period in 2002. This increase is primarily due to the acceleration of depreciation of certain fixed assets following the revision of  useful lives at MakTel and Matáv Rt., and to a lesser extent, due to higher level of gross assets, mainly base stations at Westel.

Payments to other network operators for 4Q2003 reached HUF 84.4 bn, compared to HUF 81.1 bn for the same period in 2002. The increase was mainly due to the 9.6% increase in domestic network access charges, mainly driven by Westel’s outpayments to other GSM service providers due to higher mobile penetration. This growth was partially compensated with lower outpayments to LTOs for call terminations due to both lower traffic and lower interconnection rates resulting from new interconnection contracts. International network access charges show a 9.2% decrease driven by the stronger HUF against the SDR, lower average settlement rates with foreign service providers as well as lower outgoing traffic at Matáv Rt. International outpayments decreased at MakTel as well due to lower outgoing traffic, decreased settlement rates and stronger MKD against the SDR.

The cost of telecommunications equipment sales for the year ended December 31, 2003 was HUF 40.8 bn, compared to HUF 39.7 bn for the same period in 2002. This increase is mainly due to significantly higher level of upgrade costs, partly offset by lower gross additions to subscribers at Westel.

Other operating expenses increased by 6.0% year over year. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. Agency fees showed the highest growth mainly as a result of increased agent commissions and fees paid for subcontracted services at Matáv Rt., Westel and cable television companies. Agency fees also include HUF 1.5 bn that Westel paid to Fotex in the last quarter of 2003. According to a contract signed on December 10, 2003, Westel took over from the Fotex Group its dealer network contract relationships consisting of 81 outlets. The agreement came into effect on December 31, 2003. Marketing expenses significantly increased mainly at Matáv Rt. due to intensive advertising of some products (ADSL, Open Internet, Turbo Internet) and new tariff packages. This increase was partly offset by decrease mainly in consultancy fees and telephone book publishing costs in 4Q2003 compared to 4Q2002.

Operating Profit

Operating margin for the year ended December 31, 2003 was 20.1%, while operating margin for the same period in 2002 was 20.7%.

Net Interest and Other Charges

Net interest and other charges were HUF 40.0 bn for 4Q2003, compared to HUF 27.9 bn for 4Q2002. Net interest and other charges increased significantly due to the HUF 12.9 bn increase in net foreign exchange loss. This change in net foreign exchange loss resulted mainly from the weakening of the HUF. The increase was partially offset by decreased interest expenses owing to lower level of group loans. Net interest and other charges include HUF 6.6 bn net FX loss, HUF 28.9 bn interest expense, HUF 5.4 bn commissions and other charges and HUF 0.9 bn interest and financial income.

Share of associates’ results

Share of associates’ results amounted to HUF 963 million for the year ended December 31, 2003, compared to HUF 691 million for the same period in 2002, reflecting improved performance of Hunsat, which was partly offset by the lower results of M-RTL.

Income tax

Income tax expense increased from HUF 13.2 bn for 4Q2002 to HUF 13.7 bn for 4Q2003 as significant deferred tax assets were recognized in 2002 on several years’ tax losses at Westel 0660, Axelero and MATÁVkábelTV resulting in a significant deferred tax income. This was partly offset by lower profit before tax of Westel and MakTel.

Minority Interest

Minority interest in the year ended December 31, 2003 was HUF 11.9 bn, compared to HUF 13.6 bn for the same period in 2002. This 13.0% decrease mainly results from the weaker performance of MakTel and the change in minority ownership.

Analysis of segmented income statements

The sum of the financial results of the three segments presented below does not equal to the group financial results because of intersegment eliminations.

Fixed line segment

Fixed line segment includes Matáv Rt. and its consolidated subsidiaries, other than MakTel, MobiMak, Stonebridge, Telemacedónia, Westel and Westel 0660.

HUF millions	4Q2002	4Q2003	Change (%)

Revenues	336,306	324,552	(3.5)
EBITDA *	120,328	115,958	(3.6)
Operating profit	43,664	44,096	1.0

* EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Revenues from the fixed line segment showed a 3.5% decrease year over year. Matáv’s domestic fixed voice business experienced a 5.3% decline due to usage decreases. International revenues declined by 17.5% due to lower outgoing and incoming traffic as well as the stronger HUF against the SDR. Leased line and data transmission services increased by 15.4% in the year ended December 31, 2003 compared to same period in 2002. Leased line and data transmission revenue growth was driven by strong volume increases in the number of ADSL and Internet customers.

Operating profit of the fixed line segment increased by 1.0%. Within operating expense payments to other network operators, depreciation and amortization expenses and employee related expenses decreased. These decreases were partly offset by increase in other operating expenses.

Mobile segment

Mobile segment includes Westel and Westel 0660 and the goodwill amortization arising from their consolidation.

HUF millions	4Q2002	4Q2003	Change (%)

Revenues	232,612	254,141	9.3
EBITDA *	87,813	94,925	8.1
Operating profit	52,390	55,030	5.0

* EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Revenues in the mobile segment increased by 9.3% in the year ended December 31, 2003 compared to the same period in 2002 due to strong increases in the number of mobile customers. Westel’s customer base surged 10.7% to 3,766,274 subscribers, including 2,783,814 prepaid customers by December 31, 2003. Average monthly usage per Westel subscriber decreased by 3.4% from 118 minutes in 4Q2002 to 114 minutes in 4Q2003. Mobile penetration reached 78.5% in Hungary and Westel accounts for 47.4% market share in the very competitive mobile market.

Operating profit shows a 5.0% increase. While revenues grew by HUF 21.5 bn, operating expenses increased only by HUF 18.9 bn year over year.

International segment

International segment includes the operations of MakTel, MobiMak, Stonebridge, Telemacedónia, and the goodwill amortization arising from the consolidation of MakTel.

HUF millions	4Q2002	4Q2003	Change (%)

Revenues	67,562	70,014	3.6
EBITDA *	36,840	39,515	7.3
Operating profit	26,186	22,938	(12.4)

* EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

MakTel’s fixed line subscribers increased by 4.2%, reaching 619,236 at December 31, 2003. Mobile subscribers increased by a significant 42.9% to 523,664, and its Internet subscribers reached 49,040 by December 31, 2003 from 34,222 a year earlier.

Revenues from the international segment increased and reached HUF 70.0 bn at December 31, 2003. Domestic traffic revenues and revenues from subscription fees increased, mainly due to price increases as tariff rebalancing occurred in May 2003. Lower international outgoing traffic revenues resulted from decreased usage as well as from lower prices. International incoming traffic revenues decreased as well, mainly due to stronger MKD against the SDR. Mobile revenues remained stable as the 43% increase in mobile customer base was offset by the lower MOU and lower tariffs. Equipment sales revenues decreased due to the lower average price of phone set.

Total operating expenses increased by 13.8%, mainly because of significantly higher depreciation and increased employee related expenses, which were partially offset by decreases in payments to other network operators, cost of telecommunications equipment sales and other operating expenses.

In 2003, MakTel reviewed the useful life of its property, plant and equipment. The review resulted in generally shorter useful lives for mainly telecommunications equipment than applied earlier and, as a consequence, the annual depreciation charge increased by approximately HUF 3 billion from May 1, 2003.

Minority interest decreased by 14.3% to HUF 11.7 bn in the year ended December 31, 2003. It represents mainly the share of income accruing to the minority owners of MakTel and Stonebridge. Minority interest is not calculated on the amortization relating to the goodwill acquired by Matáv Rt.

Analysis of group balance sheets

Total assets and total shareholders’ equity and liabilities as of December 31, 2002 were HUF 1,077.5 bn. Total assets and total shareholders’ equity and liabilities amounted to HUF 1,058.8 bn as of December 31, 2003.

Loans and other borrowings

The current portion of loans and other borrowings decreased by 15.5% from December 31, 2002 to HUF 192.9 bn at December 31, 2003, and also the non-current loans and other borrowing decreased by 16.7% during the same period. These changes result mainly from the loan taken in December 2001 to finance the acquisition of Westel became due in August 2003 and was partly repaid.

At December 31, 2003, almost 100% of the loan portfolio was HUF denominated. At the end of 2003, 47.1 % of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity plus minority interest was 31.6% at December 31, 2003.

To increase the fixed part of the HUF loan portfolio, the existing loan agreement with a disbursed amount of EUR 301.5 million to finance the acquisition of MakTel (swapped to HUF 73,675 million as of February 4, 2002), and with a variable interest rate was partly replaced with a new fixed interest HUF loan, concerning a principal amount of (the HUF equivalent of) EUR 50 million as of July 15, 2002. Meanwhile Matáv decreased the EUR notional amount of EUR 301.5 million swap and EUR 301.5 million loan by EUR 50 million so as the outstanding amount under both to be EUR 251.5 million as from the effective date of July 15, 2002. The counterparty in the transaction is Deutsche Telekom. The new HUF loan amount shall be charged interest at a fixed rate of 9.92% per annum. This EUR 50 million part of the EUR 301.5 million loan has been converted into HUF 12,218 million, by using the fixed EUR/HUF exchange rate of one EUR to 244,36 HUF (which was applied in the EUR/HUF swap).

To further increase the fixed part of the HUF loan portfolio, the remaining part of the EUR 301.5 million loan agreement (EUR 251.5 million), which was swapped to HUF as of February 4, 2002, was replaced with fixed interest HUF loan as of November 4, 2002. The maturity of the loan is January 31, 2006. Meanwhile the EUR 301.5 million swap and the EUR 301.5 million loan agreements were terminated. The counterparty of the transaction is Deutsche Telekom. The EUR loan amount has been converted into HUF 61,457 million by using the fixed EUR/HUF exchange rate of one EUR to 244.36 HUF (which was applied in the EUR/HUF swap), and has been added to the HUF 12,218 million resulting a HUF 73,675 million fix loan amount. The HUF 73,675 million loan agreement shall be charged interest at fixed rate of 9.3585% per annum.

On July 4, 2003 Matáv signed a HUF 126.6 bn loan agreement with Deutsche Telekom to refinance EUR 525 million from the expiring EUR 920 million loan which was taken to finance the remaining 49 percent of Westel. The maturity of the new loan is August 20, 2004 and became effective as of August 14, 2003 as the Westel loan expired. HUF 76.6 bn tranche of the loan shall be charged interest at 9.168% per annum, while the interest of the HUF 50 bn tranche of the loan for the first interest period is currently subject to 3 month BUBOR plus a margin of 64 basis points (corresponding with EURIBOR plus a 50 basis point margin). The implied exchange rate of the loan is 241.23 HUF/EUR, which corresponds to the average exchange rate of the cross currency swaps executed in 2002 and 2003 to hedge the foreign exchange exposure of the EUR 920 million loan.

With value date December 15, 2003 Matáv prepayed the loans drawn under the EIB Telecommunications Project II. The prepaid amounts were EUR 36.38 million and USD 31.76 million. The prepayments were also subject to prepayment indemnity fees of EUR 3.65 million and USD 3.13 million, which amounts reflect market conditions of such a prepayment. At the same time the EUR/USD swaps concluded with Deutsche Bank in 1999 to hedge the USD risk of the EIB loans were terminated.

Analysis of group cash flow

Net cash from operating activities remained stable compared to year-end of 2002, and amounted to HUF 198.1 bn at the end of 2003.

Net cash flow utilized in investing activities decreased by HUF 25,240 million because of the decrease in capital expenditure on tangible and intangible assets predominantly at MakTel and Matávcom as well as decrease in change of payables relating to capital expenditures at Matáv Rt. The decrease was also attributable to a significant decrease in purchase of investments and subsidiaries.

Net cash flow utilized in financing activities amounted to minus HUF 80,054 million at the year ended December 31, 2002, compared to minus HUF 92,035 million in the same period in 2003. While during the year of 2002, Matáv repaid a net HUF 69,358 million loan, in the same period of 2003 it repaid a net HUF 68,526 million. In the year ended December 31, 2003 Matáv paid dividends to its shareholders in an amount of HUF 23,507 million, a 105.5% increase compared to the same period of 2002. This significant growth is due to the increase in dividend per share from HUF 11 for the year 2001 to HUF 18 for the year 2002 at Matáv Rt. as well as to the payment of dividends by MakTel in 2003.

Company name:	Matáv Rt.	Telephone:	36-1-458-04-24
Company address:	H-1013 Budapest Krisztina krt. 55.	Fax:	36-1-458-04-43
Sector:	Telecommunications	E-mail address:	investor.relations@ln.matav.hu
Reporting period:	December 31, 2002 – December 31, 2003	Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited	[ ]	[X]

Consolidated	[X]	[ ]

Accounting principles	Hungarian [ ]	IFRS [X]	Other [ ]

PK2. Consolidated Companies with direct ownership of Matáv Rt.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification
Stonebridge	mEUR 349	89.51%	89.51%	L
Westel Mobil Távközlési Rt.	8,031	100.00%	100.00%	L
Matávcom	6,158	100.00%	100.00%	L
Axelero	1,700	100.00%	100.00%	L
InvesTel	4,862	100.00%	100.00%	L
Emitel	3,110	100.00%	100.00%	L
Egertel	1,425	100.00%	100.00%	L
MatávkábelTV	920	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
Cardnet	58	72.00%	72.00%	L
Tele-Data	39	50.99%	50.99%	L
ProMoKom	21	100.00%	100.00%	L
BCN	3	100.00%	100.00%	L
Telemacedónia Rt.	mEUR 0.01	88.03%	88.03%	L

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	1,283
Future obligations from rental and operating lease contracts	9,696
Future obligation from capex contracts	3,404
Other future obligations	57

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	9,153	9,153	8,071
Group	16,114	16,114	14,710

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	9,153	8,421	8,342	8,281	8,071
Group	16,114	15,277	15,227	15,175	14,710

RS1. Ownership Structure, Ratio of Holdings and Votes

Description of owners	Total equity
	Year Opening (January 1st , 2003)			Closing (December 31st , 2003)
	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	14.43	14.50	150,470,142	14.01	14.07	146,060,542
Foreign institution/company	83.61	84.00	871,868,446	84.04	84.44	876,416,274
Domestic individual	0.02	0.02	236,337	0.02	0.02	204,057
Foreign individual	0.00	0.00	200	0.00	0.00	200
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.47	0.00	4,900,000	0.47	0.00	4,900,000
Government Institutions	0.15	0.15	1,577,210	0.15	0.15	1,570,585
International Development Institutions	1.29	1.30	13,495,276	1.29	1.30	13,495,276
Not registered	0.03	0.03	263,989	0.02	0.02	164,666
„B” Share	0.00	0.00	1	0.00	0.00	1
T O T A L	100.00	100.00	1,042,811,601	100.00	100.00	1,042,811,601

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	4,900,000	4,900,000	4,900,000	4,900,000	4,900,000
Subsidiaries	0	0	0	0	0
TOTAL	4,900,000	4,900,000	4,900,000	4,900,000	4,900,000

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,478,081	59.21	59.49	Strategic owner
Morgan Guaranty Trust Co.	Foreign	Depository	126,187,800	12.10	12.16	ADR Depository

TSZ3. Senior officers, strategic employees

Type(1)	Name	Position	Beginning of assignment	End / termination of assignment	No. of shares held
SE BM	Elek Straub	Chairman-CEO Board Member	July 17, 1995 May 24, 1995	—	76,338
BM	Dr. Mihály Patai	Board Member Remuneration Committee Member	April 28, 1998	—	58,190
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Michael Günther	Board Member	April 26, 2002	—	0
BM	Horst Hermann	Board Member Remuneration Committee Member	April 25, 2003	—	400
BM	Jan Geldmacher	Board Member	April 26, 2002	—	0
BM	Dr. Ralph Rentschler	Board Member Remuneration Committee Member	April 25, 2003	—	0
SE BM	Dr. Klaus Hartmann	Chief Financial Officer Board Member	December 5, 2000 April 27, 2000	—	8,000
SBM	Dr. László Pap	Supervisory Board – Chairman Audit Committee -Chairman	May 26, 1997	—	0
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	—	700
SBM	Péter Vermes	Supervisory Board Member	June 27, 1995	—	8,800
SBM	Géza Böhm	Supervisory Board Member	April 26, 2002	—	0
SBM	Dr. Klaus Nitschke	Supervisory Board Member	April 26, 2002	—	0
SBM	Wolfgang Hauptmann	Supervisory Board Member Audit Committee Member	April 25, 2003	—	0
SBM	Arne Freund	Supervisory Board Member	April 25, 2003	—	0
SBM	Joachim Kregel	Supervisory Board Member Audit Committee Member	April 27, 2001	—	0
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	February 1, 1996	—	0
SE	Manfred Ohl	Chief Technical Officer and Chief Officer, Network Systems	January 1, 1999	—	0
SE	László Bodnár	Chief Services and Logistics Officer	March 16, 1999	—	881
SE	Zoltán Tankó	Business Services LOB Chief Officer	January 1, 2002	—	1,100
SE	Christopher Mattheisen	Residential Services LOB Chief Officer	September 1, 2002	—	0
Own share property TOTAL:					160,681

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Members of the Board of Directors and Supervisory Board serve until the date of the Annual General Meeting concluding the business year of 2003.

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
January 9, 2003	Matáv tariffs to be changed on February 1, 2003
February 14, 2003	Matáv announces full year 2002 results
March 18, 2003	Continuing dividend payments within Matáv Group
March 21, 2003	Matáv’s Board of Directors approved new dividend policy and made a proposal for the General Meeting to pay a dividend of HUF 18 per share
March 24, 2003	Invitation to the Annual General Meeting of Matáv to be held on April 25, 2003
April 3, 2003	Matáv announces that Westel held its General Meeting and passed a resolution electing members of the Board of Directors
April 18, 2003	Matáv announces that MakTel held its Annual General Meeting and made a decision on dividend payment
April 23, 2003	Agreement on discontinuation of analog mobile services
April 25, 2003	Matáv announces that Soros elects to exercise its put option in Stonebridge
April 25, 2003	Resolutions of the Annual General Meeting of Matáv
May 12, 2003	Announcement on the procedure of dividend payment
May 22, 2003	Regulator approves Matáv’s LRIC based reference interconnection and leased line offer
June 19, 2003	Regulator approves Matáv’s LRIC based reference unbundling offer
July 1, 2003	Matáv announces treasury stock transactions
July 7, 2003	Matáv to refinance its loan expiring in August 2003
August 14, 2003	Matáv announces first half 2003 results
October 6, 2003	Matáv Internet subsidiary appoints new CEO
October 15, 2003	Matáv and CosmoTelco agreed on the extension of CosmoTelco’s call option for 10% of Stonebridge
October 31, 2003	Matáv announced the purchase of a 100% stake in Rába-Szolgáltatóház Ltd.
November 26, 2003	Matáv announced that Dr. Sándor Csányi, CEO of OTP Bank Rt. and member of Matáv’s Board of Directors resigned from his position
December 9, 2003	Matáv announced changes to some of its tariffs to take effect from January 1, 2004
January 13, 2004	Matáv announced that the Communications Authority published its approval of the new reference unbundling, interconnection and leased line interconnection offers

Matáv Rt. publishes its announcements in Magyar Tőkepiac.

There was no significant change in the organizational structure.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Head of Investor Relations Department

Date: February 11, 2004